Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

RECEIVED
2006 JUL 31 P 5:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 28, 2006
Our ref. No. PI 077

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Financ
Mail Stop 3-7
Washington, D.C. 20549

06015608

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated Financial Results For The Three Months Ended June 30, 2006**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

dw 8/1

[For Reference]

July 28, 2006
Mitsubishi Corporation

Results for the First Quarter Ended June 30, 2006 (US GAAP)

Consolidated Income

(Billions of Yen)	FY2007 Three months ended June 30, 2006	FY2006 Three months ended June 30, 2005	FY2006 Increase or decrease		Outlook for FY2007 Year ending March 31, 2007	Outlook for FY2007 Percentage of achievement
Operating transactions (*1)	4,877.3	4,328.8	548.5		19,200.0	25%
Gross profit	**287.9**	**230.6**	**57.3**	a	**1,110.0**	**26%**
Selling, general and administrative expenses	(179.6)	(163.0)	(16.6)	b	(725.0)	25%
Provision for doubtful receivables	0.2	(1.2)	1.4		(5.0)	-
Operating income (*1)	**108.5**	**66.4**	**42.1**		**380.0**	**29%**
Interest expense-net	(2.7)	(0.2)	-2.5	c	(30.0)	9%
Dividend income	20.5	18.7	1.8	c	70.0	29%
Gain on marketable securities and investments - net	53.9	3.2	50.7	d		
Gain on property and equipment - net	1.9	4.1	-2.2	e	80.0	62%
Other income- net	(5.9)	11.6	-17.5	f		
Income from consolidated operations before income taxes	**176.2**	**103.8**	**72.4**		**500.0**	**35%**
Income taxes	(70.3)	(40.0)	(30.3)		(220.0)	32%
Minority interests in income of consolidated subsidiaries	(9.5)	(9.9)	0.4		(35.0)	27%
Equity in earnings of affiliated companie	28.0	23.6	4.4	g	125.0	22%
Net income	**124.4**	**77.5**	**46.9**		**370.0**	**34%**

(*1) Operating transactions and operating income, as presented above, are voluntary disclosures in accordance with Japanese accounting practices and solely for the convenience of investors in Japan.
Revenues according to EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," was 1,202.8 billion yen for the three months ended June 30, 2006 and 1,056.2 billion for the three months ended June 30, 2005.

Core earnings (*2)	**154.1**	**109.7**	**44.4**	**550.0**	**28%**

(*2) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividend income + Equity in earnings of affiliated companies-net

Summary of changes from the same period of the previous fiscal year

a. [Gross profit]
Gross profit rose 25% year on year mainly due to favorable market conditions for metal resources and steel products, and new consolidations.

b. [Selling, general and administrative expenses]
Increased in line with the increase in gross profit, mainly due to new consolidations.

c. [Net Financial income]
Decreased due to rising interest rates.

d. [Gain on marketable securities and investments-net]
- Write-off of marketable securities
  - 0.7 bil.yen (-0.8 bil. yen ← -0.1 bil. yen)
- Impairment losses on non-performing assets
  + 1.0 bil.yen (-0.6 bil.yen ← -1.6 bil. yen)
- Other gains on sales of shares, etc.
  + 50.4 bil.yen (+55.3 bil.yen ← +4.9 bil.yen)
  (Gain on sale of Diamond City shares +43.8 bil. yen)

e. [Gain on property and equipment-net]
Decreased due to decline in gains on sales of property and equipment.

f. [Other income - net]
Reflects deterioration in foreign currency-related gains.

g. [Equity in earnings of affiliated companies-net]
Increased mainly due to strong results at natural resource-related companies.

Assets and Liabilites

	June 30, 2006	March 31, 2006	March 31, 2006 Increase or decrease		Outlook for FY2007 (Forecasted in April 28, 2006)	Increase or decrease from June 30, 2006
Total assets	10,416.7	10,411.2	5.5	h	11,500.0	1,083.3
Total shareholders' equity	2,417.1	2,379.3	37.8	i	2,700.0	282.9
[For Reference] Interest bearing liabilities Gross (*3)	3,801.0	3,802.6	(1.6)	j	4,100.0	299.0
Interest bearing liabilities Net (*3)	3,111.7	3,148.7	(37.0)		3,500.0	388.3
(Debt-to-equity ratio - Gross)	1.6	1.6	-		1.5	-0.1
(Debt-to-equity ratio -Net)	1.3	1.3	-		1.3	-

(*3) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting SFAS 133."

Summary of changes from March 31, 2006

h. [Total assets]
Largely unchanged, with increases due to investments offset by decline in unrealized gains on marketable securities available-for-sale.

i. [Total shareholders' equity]
Increased due to net income, despite decline in net unrealized gains on securities available for sale and dividend payments.

j. [Interest-bearing liabilities]
Gross interest-bearing liabilities were largely unchanged, but net interest-bearing liabilities decreased due to the increase in cash and cash-equivalents.

[Change of major indices]

	Three months ended June 30, 2006	Three months ended June 30, 2005	Increase or decrease
Crude oil (USD/BBL)	64.8	47.9	16.9 (+35%)
Foreign exchange (YEN/USD)	114.5	107.7	6.8 (6% yen depreciation)
Interest (%)TIBOR	0.21	0.08	-

[For Reference]
*2 Core earnings:
The sum of recurring profit and expense items, this yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.
*3 Interest-bearing liabilities : The portion of interest-bearing liabilities on the balance sheet, representing funds procured that Mitsubishi Corporation is obliged to repay.

MITSUBISHI CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

Based on US GAAP

Mitsubishi Corporation

Investor Relations Office

2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Phone: +81-3-3210-8594 Fax:+81-3-3210-8583

http://www.mitsubishicorp.com/

For Immediate Release

Mitsubishi Corporation Announces Consolidated Financial Results for the First Quarter Ended June 30, 2006 (Based on US GAAP)

TOKYO, July 28, 2006.....Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the first quarter ended June 30, 2006.

Outline of Consolidated Results (April 1, 2006 to June 30, 2006)

Operating transactions for the three months ended June 30, 2006 rose 548.5 billion yen, or 12.7%, year on year to 4,877.3 billion yen due to factors such as steady transaction growth at energy- and metals-related subsidiaries. Gross profit also increased, rising 57.3 billion yen, or 24.8%, to 287.9 billion yen, mainly due to a steady performance in a coking coal business, as well as continuing favorable market conditions for steel products.

Selling, general and administrative expenses rose due to factors such as the inclusion of newly consolidated subsidiaries. However, this increase was outweighed by the increase in gross profit, resulting in operating income of 108.5 billion yen, up 42.0 billion yen, or 63.3%, from one year earlier.

In expenses and other, while other income-net decreased due to a deterioration in foreign currency-related gains, there was a large increase in gain on marketable securities and investments-net, mainly due to the gain on the sale of Diamond City Co., Ltd. shares.

Equity in earnings of affiliated companies-net rose 4.5 billion yen, or 18.9%, to 28.0 billion yen due in part to continued strong performances at energy and metal resource-related companies.

As a result, net income climbed 47.0 billion yen, or 60.7%, to 124.4 billion yen, representing an achievement rate of 33.6% relative to the full-year forecast of 370.0 billion yen.

Outline of Consolidated Financial Position

Total assets of 10,416.7 billion yen at June 30, 2006 were largely unchanged from March 31, 2006. Increases in assets due to investments at the Sakhalin II Project and other projects and the consolidation of real estate-related companies were offset by a decrease in trade receivables accompanying restructuring of the LPG business and decline in unrealized gains on listed shareholdings.

Total shareholders' equity increased 37.8 billion yen from March 31, 2006 to 2,417.1 billion yen, with the net income outweighing a decline in net unrealized gains on securities available for sale due to lower unrealized gains on marketable securities available-for-sale and dividend payments.

Net interest-bearing liabilities, which is gross interest-bearing liabilities minus cash and cash equivalents, declined 37.0 billion yen to 3,111.7 billion yen. The net debt-to-equity ratio, which is net interest-bearing liabilities divided by total shareholders' equity at period-end, was 1.3.

Outlook for the Fiscal Year Ending March 31, 2007

There has been no change to forecasts for fiscal 2007.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historic facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

###

For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8594
Fax: 81-3-3210-8583

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
for the three months ended June 30, 2006 (unaudited)
(Based on US GAAP)

1.Summary of consolidated results
(1) Consolidated results for the three months ended June 30, 2006

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the three months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
June 30, 2006	4,877,336	108,481	176,213	124,434
June 30, 2005	4,328,840	66,435	103,781	77,452
For the year ended				
March 31, 2006	19,067,153	349,864	478,383	350,045

	Net income per share	Net income per share (diluted basis)
For the three months ended	Yen	Yen
June 30, 2006	73.78	73.35
June 30, 2005	49.47	45.70
For the year ended		
March 31, 2006	215.38	205.62

(2) Assets and shareholders' equity

	Total assets	Shareholder's equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
June 30, 2006	10,416,747	2,417,086	23.2	1,432.78
June 30, 2005	9,192,290	1,600,908	17.4	1,022.40
As of				
March 31, 2006	10,411,241	2,379,264	22.9	1,411.38

2. Number of consolidated subsidiaries : 364
Number of affiliated companies accounted for by equity method : 189

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(3) The outlook of operating transactions and net income for the year ending March 31, 2007 have not changed from the original outlook announced on April 28, 2006.

Forward-looking Statements

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
for the three months ended June 30, 2006 and 2005 (unaudited)

	Millions of Yen			
	Three months ended June 30, 2006	Three months ended June 30, 2005	Increase or [-]decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	1,015,893	893,706	122,187	13.7
Trading margins and commissions on trading transactions	186,922	162,491	24,431	15.0
Total revenues	1,202,815	1,056,197	146,618	13.9
Cost of revenues from trading, manufacturing and other activities	(914,952)	(825,602)	-89,350	10.8
Gross profit	287,863	230,595	57,268	24.8
Expenses and other:				
Selling, general and administrative	(179,561)	(162,987)	-16,574	10.2
Provision for doubtful receivables	179	(1,173)	1,352	/
Interest expense - Net	(2,747)	(184)	-2,563	1,392.9
Dividend income	20,471	18,684	1,787	9.6
Gain on marketable securities and investments - Net	53,933	3,242	50,691	/
Gain on property and equipment - Net	1,892	4,068	-2,176	/
Other income (expense) - Net	(5,817)	11,536	-17,353	/
Total expenses and other	(111,650)	(126,814)	15,164	/
Income from consolidated operations before income taxes	176,213	103,781	72,432	69.8
Income taxes	(70,295)	(40,010)	-30,285	/
Income from consolidated operations	105,918	63,771	42,147	66.1
Minority interests in income of consolidated subsidiaries	(9,526)	(9,896)	370	/
Equity in earnings of affiliated companies	28,042	23,577	4,465	18.9
Net income	124,434	77,452	46,982	60.7

NOTE:

Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.
The figures are as follows.

	Three months ended June 30, 2006	Three months ended June 30, 2005	Increase or [-] decrease	%
Operating transactions	4,877,336	4,328,840	548,496	12.7
Operating income	108,481	66,435	42,046	63.3

Operating transactions represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.

Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)

June 30, 2006 (unaudited) and March 31, 2006

	Millions of Yen		
	Jun. 30, 2006	Mar. 31, 2006	Increase or [-]decrease
ASSETS			
Current assets:			
Cash, time deposits and short-term investments	879,491	842,496	36,995
Receivables-trade, less allowance for doubtful receivables	3,241,713	3,298,879	-57,166
Inventories	838,236	840,874	-2,638
Other current assets	461,752	401,271	60,481
Total current assets	5,421,192	5,383,520	37,672
Investments and non-current receivables:			
Investments in and advances to affiliated companies and other investments	2,925,324	2,974,878	-49,554
Non-current receivables, less allowance for doubtful receivables	439,490	440,788	-1,298
Total investments and non-current receivables	3,364,814	3,415,666	-50,852
Property and equipment - Net	1,346,415	1,327,272	19,143
Other assets	284,326	284,783	-457
Total	10,416,747	10,411,241	5,506
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current maturities of long-term debt	894,069	917,789	-23,720
Payables-trade	2,547,745	2,561,402	-13,657
Other current liabilities	670,106	662,229	7,877
Total current liabilities	4,111,920	4,141,420	-29,500
Long-term debt, less current maturities	2,895,397	2,877,149	18,248
Other long-term liabilities	720,881	745,716	-24,835
Minority Interests	271,463	267,692	3,771
Shareholders' equity:			
Common stock	198,463	197,818	645
Additional paid-in capital	252,697	251,598	1,099
Retained earnings:			
Appropriated for legal reserve	38,287	37,695	592
Unappropriated	1,536,756	1,450,012	86,744
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	505,583	544,328	-38,745
Net unrealized losses on derivatives	(12,999)	(7,151)	-5,848
Minimum pension liability adjustments	(2,656)	(2,669)	13
Foreign currency translation adjustments	(97,957)	(91,250)	-6,707
Total accumulated other comprehensive income	391,971	443,258	-51,287
Less treasury stock	(1,088)	(1,117)	29
Total shareholders' equity	2,417,086	2,379,264	37,822
Total	10,416,747	10,411,241	5,506

Mitsubishi Corporation and subsidiaries

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (US GAAP)

for the three months ended June 30, 2006 and 2005 (unaudited)

	Millions of Yen	
	Three months ended June 30, 2006	Three months ended June 30, 2005
Comprehensive income		
Net income	124,434	77,452
Other comprehensive income (loss):		
Unrealized gains (losses) on securities available for sale	(38,745)	12,939
Unrealized losses on derivative instruments	(5,848)	(475)
Minimum pension liability adjustments	13	(47)
Foreign currency translation adjustments	(6,707)	25,500
Other comprehensive income (loss)	(51,287)	37,917
Comprehensive income	73,147	115,369

Mitsubishi Corporation and subsidiaries
OPERATING SEGMENT INFORMATION (US GAAP)
for the three months ended June 30, 2006 and 2005 (unaudited)

Three months ended June 30, 2006

	Millions of Yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit	12,769	21,057	99,047	48,331	20,807	83,273	285,284	2,579	287,863
Equity in earnings of affiliated companies	834	8,907	6,671	4,570	3,408	4,322	28,712	(670)	28,042
Net income	517	14,022	45,471	34,318	7,039	11,913	113,280	11,154	124,434
Segment assets	788,898	1,484,812	2,824,095	2,454,701	702,279	1,934,375	10,189,160	227,587	10,416,747
Operating transactions	63,105	1,084,019	1,187,392	831,622	516,472	1,200,918	4,883,528	(6,192)	4,877,336

Three months ended June 30, 2005

	Millions of Yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit	11,373	21,545	53,092	45,468	18,839	79,094	229,411	1,184	230,595
Equity in earnings of affiliated companies	1,337	6,605	5,546	4,275	2,994	3,679	24,436	(859)	23,577
Net income	5,767	15,702	17,582	14,492	6,825	12,528	72,896	4,556	77,452
Segment assets	768,909	1,152,226	2,105,127	2,259,899	647,635	1,809,306	8,743,102	449,188	9,192,290
Operating transactions	54,068	949,729	959,320	735,134	458,358	1,178,138	4,334,747	(5,907)	4,328,840

NOTE:

(1) Operating transactions, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Operating transactions, as presented above, is a non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(2) Unallocated corporate assets included in the column of "Eliminations or Unallocated" at June 30, 2006 and 2005 were 1,058,683 million yen and 1,008,103 million yen, respectively. The assets mainly consist of cash, time deposits and securities for financial activities.

FY2007 First Quarter Results
- Supplement -

(Three months ended June 30, 2006)

July 28, 2006

Mitsubishi Corporation

Operating Results – Changes from the same period of the previous fiscal year –

(Billion Yen)	FY2007 1Q ended June 30, 2006	FY2006 1Q ended June 30, 2005	Increase or decrease	% of change	Outlook for FY2006	% of achievement
Operating transactions	4,877.3	4,328.8	548.5	13%	19,200.0	25%
Gross Profit	287.9	230.6	57.3	25%	1,110.0	26%
Operating Income	108.5	66.4	42.1	63%	380.0	29%
Consolidated net income	124.4	77.5	46.9	61%	370.0	34%
Core earnings	154.1	109.7	44.4	40%	550.0	28%


(Billion Yen)
Gross Profit by Operating Segment
300.0
250.0
200.0
150.0
100.0
50.0
0.0
45.5
18.8
79.1
1.2
48.3
20.8
83.3
2.6
FY2006 1Q
FY2007 1Q
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Adjustments and Eliminations

Comparison with past performance (Quarterly basis)

Note: Comparisons are from the third quarter of fiscal 2001, when Mitsubishi Corporation began announcing quarterly results.

- **Operating Transactions ... Third highest**
  (The highest was 5.1 trillion yen in the fourth quarter of fiscal 2006)
- **Gross Profit ... Historical high**
  (The previous record was 278.8 billion yen in the fourth quarter of fiscal 2006)
- **Operating Income ... Historical high and first time over 100 billion yen for a quarter (The previous record was 97.7 billion yen in the second quarter of fiscal 2006)**
- **Consolidated Net Income ... Historical high**
  (The previous record was 101.7 billion yen in the third quarter of fiscal 2006)
- **Core Earnings ... Historical high**
  (The previous record was 148.5 billion yen in the fourth quarter of fiscal 2006)

Consolidated Net Income by Operating Segment

– Changes from the same period of the previous fiscal year –


(Billion Yen)
150.0
120.0
90.0
60.0
30.0
0.0
0.5
34.3
7.0
11.9
11.2
14.5
6.8
12.5
4.6
FY2006 1Q
FY2007 1Q
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Adjustments and Eliminations

Reasons for changes in operating segment net income

-New Business Initiative...Declined due to deterioration in foreign currency-related gains at finance subsidiaries

-Energy Business...Declined due to increase in development expenses accompanying progress at certain projects and absence of dividends from some resource-related business investments

-Metals...Increased due to strong results at coking coal and steel products businesses, as well as increase in dividend income from and equity in earnings of resource-related business investees due to rising market prices

-Machinery...Increased due to gain on sale of Diamond City shares

-Chemicals...Largely unchanged due to firm results in all businesses

-Living Essentials...Slight decrease due to increased expenses in line with new capital expenditures at food-related subsidiaries

Resources Prices

	FY2007 1Q ended June 30, 2006	FY2006 1Q ended June 30, 2005	Increase or decrease
Crude oil price (Dubai) ($/BBL)	64.8	47.9	16.9
Copper ($/MT)	7,210	3,388	3,822
Aluminum ($/MT)	2,653	1,790	863
Coking coal (previous year price) ($/MT)	125.0	56.5	68.5

Assumptions and Sensitivities

	Three months ended June 2006 (Apr-Jun Average)	March 2007 Outlook	Increase or decrease	Sensitivities to consolidated net income
Foreign Exchange (YEN/$)	114.50	110.00	4.50	±10 yen per 1 US$ → ±19.0 billion yen
Interest rate (Yen)(%) 3 months TIBOR	0.21	0.30	-0.09	Trading income and earnings from investments offset most of the effects of interest rate rises. However, results may be temporarily affected by a sharp rise in interest rates.
Interest rate (US$)(%) 3 months LIBOR	5.22	5.00	0.22	
Crude oil price (Dubai) ($/BBL)	64.8	55.0	9.8	±US$1 per BBL → ±1.0 billion yen
Copper ($/MT)	7,210	4,630	2,580	±US$100 per MT → ±0.45 billion yen
Aluminum($/MT)	2,653	2,300	353	±US$100 per MT → ±1.0 billion yen

Commodities prices and the currency exchange rate were above or equal to the basic assumptions used for full-year forecasts.

Shareholders' Equity and Interest Bearing Liabilities


(Billion Yen)
(x)
4,000.0
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
3.0
2.0
1.0
0.0
3,430.3
1,504.5
2.3
3,148.7
2,379.3
1.3
3,111.7
2,417.1
1.3
March 2005
March 2006
June 2006
Interest bearing liabilities (Net)
Total shareholders' equity
Debt-to-equity ratio (Net)